

SEC 05036984 OMMISSION
49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2005
WASH...

SEC FILE NUMBER
8- 65256

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___

                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Capital Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3600 Glenwood Avenue, Suite 104

(No. and Street)

Raleigh   NC   27612

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David F. Parker   (919) 719-4781

                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island,   Illinois   60406

(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

MAR 23 2005

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

I, _David F. Parker_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Triangle Capital Partners, LLC_____, as of _December 31,_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____   _____

Signature

Manager
_____
Title

_____ comm. exp. 9/10/06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Triangle Capital Partners, LLC

We have audited the accompanying statement of financial condition of Triangle Capital Partners, LLC as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triangle Capital Partners, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 4, 2005

TRIANGLE CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	905,475
Accounts receivable		122,546
Investment in partnership, at cost		500,000
Office furniture and equipment, at cost		
(net of accumulated depreciation of $34,720)		32,827
Other assets		3,973
TOTAL ASSETS		**$ 1,564,821**

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Capitalized lease obligations	$	7,897
Subscription in partnership payable		325,000
Total Liabilities	$	332,897
Members' Capital		
Class A members	$	331,924
Class C members		900,000
Total Members' Capital		$ 1,231,924
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 1,564,821

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on March 8, 2002. The Company was a wholly-owned subsidiary of Triangle Securities, LLC until July 1, 2002. The Company's duration is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is providing management and investment banking services.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income. The Company uses the Cost Method in accounting for the investment in partnership.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture & Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

NOTE 2 - RETIREMENT PLANS

The Company has established a discretionary profit sharing plan (Plan). Included in the Plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the Plan and the Company may match any portion of the participant's contribution. Employees may begin making contributions to the Plan when they have attained age 21 and may participate in the Plan contributions after they have completed one year of service and have attained age 21. Company contributions to the Plan for the period ended December 31, 2004 were $0.

NOTE 3 - COMMITMENTS

Lease Commitments - Minimum annual rentals under a noncancellable lease for office space which expires on December 31, 2007 and office equipment which expires on March 21, 2007 exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Total	Office Lease	Equipment Lease
2005	$ 114,726	$ 109,307	$ 5,419
2006	118,005	112,586	5,419
2007	116,867	115,964	903
Total	$ 349,598	$ 337,857	$ 11,741

Total payments pursuant to the above leases for the year ended December 31, 2004 were $86,703.

NOTE 4 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 5 - MEMBERSHIP INTERESTS

The Company has two classes of membership interest: Series A Common Membership Interests and Series C Convertible Preferred Membership Interests. According to the Operating Agreement, the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests (Series A Interests) - 7,500 interests are authorized and 2,654 interests are issued and outstanding. Ownership is limited to officers, employees or consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests. Unless agreed otherwise in writing, upon termination of employment (including, but not limited to death, disability or retirement) any employee or consultant of the Company owning Series A Interests, or their survivors, shall have the option to redeem all of their Series A Interests for a price determined pursuant to the terms stated in the operating agreement. Upon the same employee or consultant's termination, the Company will also have the option to acquire all of the terminated employee or consultant's Series A Interests under the same terms stated in the operating agreement.

Series C Preferred Convertible Membership Interests (Series C Interests) - 1,500 interests are authorized and 450 interests are issued and outstanding. At the option of the holder, each membership interest is convertible into the number of Series A Interests as determined by dividing $2,000 by the applicable Series C Conversion Price as defined in the Operating Agreement. In addition, if certain conditions specified in the Operating Agreement occur, each Series C Interest may automatically be converted into Series A Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005 and on each May 1 thereafter, each holder of Series C Interests may require the Company to redeem all of their outstanding membership interests for an amount and under the conditions specified in the Operating Agreement.

NOTE 5 - MEMBERSHIP INTERESTS - (Continued)

Voting Rights - All series of membership interest will be voted together as a single class and not as a separate class. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest.

Transferability of Membership Interests - The transfer of each series of membership interests are subject to restrictions which are defined in the Operating Agreement.

Allocation of Profits, Gains and Losses – Subject to certain exceptions and adjustments stated in the Operating Agreement, operating and other losses are to be allocated, first to Series A Members until their aggregate capital account balances are zero and then to C Members pro rata, in proportion to each member's capital account, until their aggregate capital account balances are zero. All profits and gains are to be allocated: first to those members having losses allocated to their accounts in prior years or periods, in reverse order of the manner in which the losses were previously allocated; second to each member account having received certain distributions, to the extent of those distributions; third to Series C Members, to the extent of their original capital contributions, less any distributions previously paid to them; and the remainder is to be allocated to Series A and Series C Members according to additional specified terms.

Other Items - Upon termination of the Company, Series C Membership Interests will receive preference with respect to any unreturned capital contributions. In addition, approval of a majority of membership interests is required for certain actions specified in the Operating Agreement, such as any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement and any creation of a new class or series of membership interest. Other rights and restrictions of membership units are defined in the Operating Agreement.

NOTE 6 - RELATED PARTIES

The Company is affiliated, through common ownership, with David F. Parker & Associates. Inc. and Triangle Mezzanine, LLC, the general partner for Triangle Mezzanine Fund LLLP (Fund).

In January, 2003, the Company subscribed to purchase an interest in the Fund for $500,000. As of December 31, 2004, the Company had funded capital calls totaling $175,000 relating to this investment. The remaining $325,000 of this commitment is expected to be funded as capital calls are received over the next two years. During the year ended December 31, 2004 the Company received $1,563,747 in management fees from the Fund pursuant to a management services agreement between the two parties.

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2004 the Company's net capital and required net capital were $572,578 and $22,193 respectively. The ratio of aggregate indebtedness to net capital was 58%.